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September 23, 2013

Securities and Exchange Commission
Washington, DC  20549

Attn:	Pamela Long Assistant Director Division of Corporation Finance

Re:	Aly Energy Services, Inc. (the “Company”) Amendment No. 1 to Current Report on Form 8-K Filed July 31, 2013 File No. 033-92894

Dear Ms. Long:

On behalf of the Company, we have reviewed your comment letter dated August 16, 2013, regarding the above-referenced filing.

Financing Activities, page 19

1. We note your response to comment four in our letter dated June 11, 2013. We also note that you did not file all of the schedules and exhibits to your credit agreement. Please file your credit agreement, including all exhibits and schedules, with your next Exchange Act filing.

RESPONSE:  The credit agreement and amendment no. 1 thereto have been re-filed as exhibits 4.1 and 4.2 to Form 10-Q/A (Amendment No. 1) on the date hereof.

Very truly yours,

/s/ Bruce H. Hallett
Bruce H. Hallett

cc: Sherry Haywood (SEC)